Exhibit 12.3
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	Three
	Months
	Ended
	March 31,	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations	$11,595	$223,163	$246,590	$225,384	$236,563	$327,367
Income taxes	6,793	126,892	136,142	102,202	152,145	213,535
Fixed charges	54,710	214,430	214,803	225,041	219,178	211,958

Total	$73,098	$564,485	$597,535	$552,627	$607,886	$752,860

Fixed Charges:
Interest expense	$47,526	$185,087	$183,527	$193,973	$187,039	$175,822
Estimated interest portion of annual rents	7,184	29,343	31,276	31,068	32,139	36,136

Total	$54,710	$214,430	$214,803	$225,041	$219,178	$211,958

Preferred Stock Dividend Requirements:
Income before income taxes	$18,388	$350,055	$382,732	$327,586	$388,708	$540,902
Net income from continuing operations	11,595	223,163	246,590	225,384	236,563	327,367

Ratio of income before income taxes to net income	1.586	1.569	1.552	1.453	1.643	1.652
Preferred stock dividends	—	—	—	—	—	—

Preferred stock dividend requirements – ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$54,710	$214,430	$214,803	$225,041	$219,178	$211,958
Preferred stock dividend requirements	—	—	—	—	—	—

Total	$54,710	$214,430	$214,803	$225,041	$219,178	$211,958

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements (rounded down)	1.33	2.63	2.78	2.45	2.77	3.55